UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 20, 2010
This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the
Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
Enclosure:	UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI LIMITED (“ANGLOGOLD ASHANTI”)

UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI LIMITED (“ANGLOGOLD ASHANTI”)
The unaudited pro forma financial data presents AngloGold Ashanti’s unaudited pro forma consolidated income statement for the year ended December 31, 2009. The pro forma consolidated income statement gives effect to AngloGold Ashanti’s disposition of its 33.33% joint venture interest in the Boddington project and receipt of proceeds thereon (the “Boddington Disposition”) as if the Boddington Disposition had occurred at January 1, 2009.
The unaudited pro forma financial data appearing herein is for information purposes only. It is hypothetical and does not purport to represent what AngloGold Ashanti’s results of operations would have been had the Boddington Disposition in fact occurred at January, 1 2009 or to project AngloGold Ashanti’s results of operations for the present year or for any future period. The pro forma consolidated income statement is based on the assumptions set forth in the notes thereto and should be read in conjunction with AngloGold Ashanti’s related financial statements and the notes thereto.
ANGLOGOLD ASHANTI LIMITED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2009

	Actual audited			Unaudited
	twelve months ended			pro forma
	December 31, 2009	Pro forma	Note	twelve months ended
	US GAAP	adjustments	reference	December 31, 2009
	(In $ millions, except number of shares and per share amounts)

Sales and other income	3,954			3,954

Product sales	3,784			3,784
Interest, dividends and other	170			170

Cost and expenses	4,852	(6)		4,846

Production costs	2,229			2,229
Exploration costs	150			150
Related party transactions	(18)			(18)
General and administrative	158			158
Royalties	84			84
Market development cost	10			10
Depreciation, depletion and amortization	615			615
Impairment of assets	8			8
Interest expense	123	(6)	1	117
Accretion expense	17			17
Employment severance costs	14			14
Loss on sale of assets, realization of loans, indirect taxes and other	10		5	10
Non-hedge derivative loss	1,452			1,452
Other operating items	—			—

(Loss)/income from continuing operations before income tax and equity income in affiliates	(898)	6		(892)
Taxation benefit/(expense)	33		5	33
Equity income in affiliates	88			88

Net (loss)/income from continuing operations	(777)	6		(771)
Discontinued operations	—			—

Net (loss)/income	(777)	6		(771)
Net income attributable to noncontrolling interests	(48)			(48)

Net (loss)/income — attributable to common stakeholders	(825)	6		(819)

(Loss)/income per share attributable to common stockholders: (cents)
From continuing operations
Ordinary shares	(230)	2	2	(228)
E Ordinary shares	(115)	1	2	(114)
Ordinary shares — diluted	(230)	2	3	(228)
E Ordinary shares — diluted	(115)	1	3	(114)

Net (loss)/income
Ordinary shares	(230)	2	2	(228)
E Ordinary shares	(115)	1	2	(114)
Ordinary shares — diluted	(230)	2	3	(228)
E Ordinary shares — diluted	(115)	1	3	(114)

Weighted average number of shares used in computation
Ordinary shares	357,355,126			357,355,126
E Ordinary shares — basic and diluted	3,873,169			3,873,169
Ordinary shares — diluted	357,355,126		4	357,355,126

Pro Forma Adjustments
1	Interest expense Consequential reduction in interest expense from repayment of short-term debt calculated using a 1.59 percent annual interest rate.

2	Income per share Basic earnings per share is computed by dividing net profits by the weighted average number of shares in issue using the two class method of computation.

3	Diluted income per share
The diluted income per share is calculated by dividing net profits by the weighted average diluted number of shares in issue using the two class method of computation. The effect of the diluted income per share for the year ended December 31, 2009 is anti-dilutive and therefore the diluted earnings per share are the same as the basic earnings per share.

4	Weighted average diluted number of shares
The calculation of diluted earnings per share at December 31, 2009 did not take into account the effect of 1,234,858 shares issuable on share awards and the effect of 15,384,615 shares issuable upon the exercise of convertible bonds as their effects are anti-dilutive.

5	Profit on the Boddington Disposition The profit on the Boddington Disposition was calculated as follows:

US$ Millions
Total proceeds from the Boddington Disposition	1,130
Total net assets related to the Boddington Disposition	(1,074)

Profit on the Boddington Disposition	56

The total proceeds of US$1,130 million have all been realized in cash as at December 31, 2009.
The profit on the Boddington Disposition of $56m (before a tax charge of $16m), is included in the Loss on sale of assets, realization of loans, indirect taxes and other line.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2010	AngloGold Ashanti Limited
	By:	/s/ L Eatwell
		Name:	L EATWELL
		Title:	Company Secretary

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